Lightspeed Announces Closing of Acquisition of Ecwid

Acquisition will provide merchants newfound selling flexibility and omnichannel experiences, expanded by new partnership with TikTok

MONTREAL, October 1st, 2021 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced the closing of the previously reported acquisition of Ecwid, a best-in-class, global eCommerce platform, that allows customers to create standalone businesses in minutes. Lightspeed finalized the acquisition for cash consideration of approximately $163.6 million, net of cash acquired, and the issuance at closing of 4,842,674 subordinate voting shares in the capital of Lightspeed, of which 371,088 are subject to a right of buyback for nominal consideration in favour of Lightspeed if certain milestones are not achieved over the next two years, subject to customary post-closing adjustments.

Contingent on the achievement of certain milestones, an additional $12.8 million in deferred cash consideration is payable, along with the issuance of 41,411 subordinate voting shares in the capital of Lightspeed, to certain Ecwid employees over the next two years. In addition, a total of 49,875 restricted share units will be granted to certain Ecwid employees as acquisition consideration.

Once integrated, the combination of Lightspeed and Ecwid will help merchants reach shoppers where they are, whether on social media or digital marketplaces, ushering in newfound selling flexibility and omnichannel experiences.

Ecwid recently announced a partnership with TikTok to help shape the future of buying on the social media platform and strengthen the ways it’s bringing shopping experiences to the community. The partnership will also help Lightspeed's merchants seamlessly access core functions of TikTok For Business Ads Manager without needing to leave the platform.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com
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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Particularly, information regarding Lightspeed's expectations of expected acquisition outcomes and synergies. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Brandon Nussey
Chief Financial and Operations Officer

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com